

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 3, 2015

William M. Solms
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238

> **Re:** **Wave Systems Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2015**
> **File No. 000-24752**

Dear Mr. Solms:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal No. 1, page 8

1. We note that this proposal seeks to effect a reverse stock split of both Class A and Class B common stock. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as a separate proposal and include a revised form of proxy that allows shareholders to vote separately on each proposal. Note that to the extent approval of one proposal is contingent on the approval of another proposal, this should be clearly disclosed both in the proxy statement and in the form of proxy.

2. We note your disclosure that the number of authorized but unissued shares of Class A and Class B common stock would increase as a result of the reverse stock split, if approved. In your response letter, please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A or Class B common stock for any purpose, including future acquisitions and/or financings. If not, please revise your disclosure to state that you have no plans,

proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of Class A or Class B common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: David Cosgrove, Esq.
        Willkie Farr & Gallagher LLP